                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                             Dyersburg Corporation
               -------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
        --------------------------------------------------------------
                         (Title of Class of Securities)

                                   26757510
                             --------------------
                                (CUSIP Number)

                           B. Harvey Hill, Jr., Esq.
                               Alston & Bird LLP
                          1201 West Peachtree Street
                          Atlanta, Georgia 30309-3424
                                (404) 881-7000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 8, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages
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                                  SCHEDULE 13D

--------------------                             -------------------------------
CUSIP No.   26757510                                     Page 2 of 7 Pages
--------------------                             -------------------------------

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  1  NAME OF REPORTING PERSON

           Polysindo Hong Kong Limited

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
                                                                       (b) [_]

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  3  SEC USE ONLY

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  4  SOURCE OF FUNDS*
           AF

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  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                    [_]

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  6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Hong Kong

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                      7     SOLE VOTING POWER
                                3,000,000
     NUMBER OF
       SHARES       ------------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER
      OWNED BY
        EACH
     REPORTING      ------------------------------------------------------------
       PERSON         9     SOLE DISPOSITIVE POWER
        WITH                    3,000,000

                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,000,000

--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        23%

--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*
        CO

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                               Page 2 of 7 Pages
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Item 1.  Security and Issuer

   This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Dyersburg Corporation, a Tennessee corporation (the "Company"). The Company's principal executive offices are located at 1315 Phillips Street, Dyersburg, Tennessee 38025.

Item 2.  Identity and Background

   The person filing this statement is Polysindo Hong Kong Limited, a Hong Kong corporation ("Polysindo"). Polysindo's principal business is the purchase and sale of polyester. Polysindo's principal business address is 1513 World Finance Centre, North Tower Harbor City, 19 Canton Road, Tsimshatsui, Kowloon, Hong Kong, and its principal offices are located at 902 China Building, 29 Queen's Road Central, Hong Kong.

   During the past five years, neither Polysindo nor, to the best of Polysindo's knowledge, Marimutu Sinivisan, its controlling person (the "Controlling Person") or any of its directors or executive officers, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   The name, business address, present principal occupation and citizenship of the Controlling Person and each director of Polysindo are as follows:


Name, Business Address,
-----------------------
Citizenship                            Present Position with Polysindo     Present Principal Occupation
-----------                            -------------------------------     ----------------------------

Marimutu Sinivisan                     Controlling Person                  Officer of the Texmaco Companies
c/o P.T. Texmaco Jaya
Sentra Mulia Suite 1008, 19th Floor
JI H.R. Rasuna Said Kav. X-6 No. 8
8 Jakarta - 12540 Indonesia
Indonesian

Abirami Arunachalam                    Director                            Officer of the Texmaco Companies
902 China Building
29 Queen's Road Central
Hong Kong
Indian

Nachiappan Swaminathan                 Director                            Officer of the Texmaco Companies
902 China Building
29 Queen's Road Central
Hong Kong
Indian

Muthuveerappan Arunachalam             Director                            Officer of the Texmaco Companies
902 China Building
29 Queen's Road Central
Hong Kong
Indian


Item 3.  Source and Amount of Funds or Other Consideration

   It is presently anticipated that shares of the Common Stock acquired as described in Item 4 will be purchased with funds of Polysindo obtained as a capital contribution from the Controlling Person.

                               Page 3 of 7 Pages
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Item 4.  Purpose of Transaction

   On April 8, 1997, Polysindo entered into a stock purchase agreement (the "Purchase Agreement") with the 22 persons identified therein (collectively the "Sellers"), pursuant to which the Sellers have agreed to sell to Polysindo, and Polysindo has agreed to purchase, an aggregate of 3,000,000 shares of the Common Stock (the "Acquired Shares") at a per share price of $7.65, or an aggregate purchase price of $22,950,000. The closing of such purchase (the "Closing Date") shall take place within three business days after the fulfillment of all conditions to closing set forth in the Purchase Agreement. Such conditions include expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions.

   Pursuant to the Purchase Agreement, if Polysindo initiates a tender offer subject to the provisions of Section 14D and 14E of the Securities Exchange Act of 1934, as amended (the "1934 Act") for more than 1,000,000 additional shares of Common Stock or merges with the Company on or before 12 months after the closing of the Purchase Agreement, and the per share purchase price in the tender offer or the merger consideration is greater than $7.65, Polysindo will pay to the Sellers the difference between (i) the tender offer price and (ii) $7.65 plus interest at an annual rate of 6.5% for the time between the Closing Date and the closing of the tender offer or the merger.

   Also on April 8, 1997, Polysindo and the Company entered into an Agreement (the "Company Agreement"), pursuant to which Polysindo and the Company made certain agreements regarding a working relationship between the parties. Pursuant to the Company Agreement:

        (a) If Polysindo and its affiliates do not own more than 50% of the total outstanding Common Stock on the date that is 18 months following the closing of the Purchase Agreement, Polysindo and its affiliates shall be prohibited from acquiring additional shares of Common Stock, except pursuant to certain specified exceptions, such as Polysindo's exercise of its preemptive right described below, and Polysindo's receipt of stock dividends from the Company.

        (b) Polysindo shall have preemptive rights to acquire additional shares of Common Stock in the event that the Company proposes to issue additional shares, except in certain specified events, such as stock dividends, stock splits, recapitalizations or other subdivisions of shares of Common Stock; and issuance of shares of Common Stock or related options to employees, officers and directors of, and consultants to, the Company pursuant to the Company's current stock incentive plan.

        (c) Subject to certain limited exceptions set forth in the Agreement, Polysindo and its affiliates shall not sell or otherwise transfer any shares of the Common Stock that they may own without first offering to sell such shares to the Company.

        (d) Polysindo is entitled to designate three persons to serve on the Company's Board of Directors. However, if at any time Polysindo and its affiliates own less than 20% but at least 15% of the total outstanding Common Stock, Polysindo shall be entitled to only two designees. If at any time Polysindo and its affiliates own less than 15% but at least 10% of the total outstanding Common Stock, Polysindo shall be entitled to only one designee. If at any time Polysindo and its affiliates own less than 10% of the total outstanding Common Stock, Polysindo shall not be entitled to any designees. If Polysindo and its affiliates acquire more than 50% of the total outstanding Common Stock on or before the date that is 18 months following the closing of the Purchase Agreement, Polysindo shall no longer be limited to only three designees.

        (e) Polysindo shall use its best efforts to ensure that the Company's Board of Directors has at all times four disinterested members, who shall be persons who are not affiliates of Polysindo and who are not Polysindo's designees to the Board of Directors.

        (f) Any transaction between the Company and Polysindo or its affiliates shall be on terms no less favorable than those that would be obtained from unaffiliated parties in arms' length transactions, and any such transaction or series of related transactions that exceeds $1,000,000 must be approved by a committee comprised of the Company's disinterested directors.

                               Page 4 of 7 Pages
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        (g) Polysindo shall have the right to request that the Company effect registration under the Securities Act of 1933, as amended (the "1933 Act"), of the shares owned by Polysindo and its affiliates, subject to certain conditions including, without limitation, the Company shall be obligated to effect no more than three such demand registrations under a Registration Statement on Form S-3 and no more than two such demand registrations under a Registration Statement on Form S-1. In the event that the Company proposes to register shares of its Common Stock under the 1933 Act, Polysindo shall have the right to request that shares of the Common Stock owned by it be included in such registration, subject to certain customary restrictions.

   Polysindo is acquiring the shares of Common Stock pursuant to the Purchase Agreement for the purpose of establishing a business relationship with the Company. Polysindo is interested in acquiring additional shares of Common Stock or other securities of the Company so that Polysindo would own a majority of the Common Stock of the Company prior to the date that is 18 months following the closing of the Purchase Agreement. Such acquisitions will depend on market and other considerations, including, without limitation, whether such Common Stock or other securities become available at prices that are attractive to Polysindo. In addition, Polysindo may dispose of all or a portion of the Common Stock or other securities it now owns or may hereafter acquire.

   Except as described in this Item 4, Polysindo presently has no plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

   The foregoing response to this Item 4 is qualified in its entirety by reference to the Purchase Agreement and the Company Agreement, the full texts of which are incorporated herein by reference to Exhibits 10.1 and 10.2, respectively, of the Current Report on Form 8-K, dated April 17, 1997, filed by Dyersburg Corporation (Commission File No. 1-11126).

Item 5.  Interest in Securities of the Issuer

        (a) Because Polysindo has agreed, pursuant to the terms of the Purchase Agreement, to acquire 3,000,000 shares of the Common Stock, amounting to approximately 23% of the outstanding shares of Common Stock, Polysindo may be deemed to be the beneficial owner of such shares pursuant to Rule 13d-3 under the 1934 Act. However, pursuant to Rule 13d-4 under the 1934 Act, until the purchase is consummated, Polysindo disclaims beneficial ownership of all such shares. To the best knowledge of Polysindo, neither the Controlling Person nor any of the directors or officers named in Item 2 is the beneficial owner of any shares of the Common Stock.

        (b) Polysindo does not have any power to vote or direct the vote or dispose of or to direct the disposition of any shares of the Common Stock, unless and until the acquisition under the Stock Purchase Agreement described in Item 4 is effected. To the best knowledge of Polysindo, neither the Controlling Person nor any of the directors or officers named in Item 2 has any power to vote or to direct the vote or to dispose of or to direct the disposition of any shares of the Common Stock.

        (c) Polysindo has not effected any transactions in shares of the Common Stock during the past 60 days. To the best knowledge of Polysindo, neither the Controlling Person nor any of the directors or officers named in Item 2 has effected any transactions in any shares of the Common Stock during the past 60 days.

        (d) Polysindo affirms that to the best of its knowledge no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Acquired Shares.

        (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

   Other than the Purchase Agreement and the Company Agreement described in Item 4, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to,

                               Page 5 of 7 Pages
any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

     None.

                               Page 6 of 7 Pages

                                   SIGNATURE

   After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  April 22, 1997

                                       POLYSINDO HONG KONG LIMITED

                                       BY: /s/ Muthuveerappan Arunachalam
                                          -------------------------------
                                       Name: Muthuveerappan Arunachalam
                                       Title: Director

                               Page 7 of 7 Pages